===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         December                                  2005
                          ---------------------------------        -------------
Commission File Number    000-23464
                          ---------------------------------        -------------

                                Hummingbird Ltd.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

            Form 20-F                     Form 40-F      X
                     ----------------               ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
                   ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

===============================================================================

                                EXPLANATORY NOTE


         This Form 6-K is being furnished to the Securities and Exchange Commission (the "Commission") for the purpose of re-filing the Registrant's U.S. GAAP interim financial statements for the three months ended December 31, 2004 (previously filed with the Commission on February 15, 2005), U.S. GAAP interim financial statements for the six months ended March 31, 2005 (previously filed with the Commission on May 13, 2005) and U.S. GAAP interim financial statements for the nine months ended June 30, 2005 (previously filed with the Commission on August 16, 2005) (collectively, the "Statements"). These financial statements are being re-filed to include a new Note 13 in the Statements (Differences from Canadian Generally Accepted Accounting Principles (Canadian GAAP)). The inclusion of this new footnote will facilitate future filings by the Registrant in Canada of financial statments presented only in U.S. GAAP. There were no other changes made to the Statements.

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 U.S. GAAP restated interim financial statements of the Registrant for the three months ended December 31, 2004

         2 CEO and CFO Form 52-109FT2 Certifications regarding the U.S. GAAP restated interim financial statements of the Registrant for the three months ended December 31, 2004

         3 U.S. GAAP restated interim financial statements of the Registrant for the six months ended March 31, 2005

         4 CEO and CFO Form 52-109FT2 Certifications regarding the U.S. GAAP restated interim financial statements of the Registrant for the six months ended March 31, 2005

         5 U.S. GAAP restated interim financial statements of the Registrant for the nine months ended June 30, 2005

         6 CEO and CFO Form 52-109FT2 Certifications regarding the U.S. GAAP restated interim financial statements of the Registrant for the nine months ended June 30, 2005

                                                                     DOCUMENT 1

            Interim Unaudited Consolidated Financial Statements of

                               HUMMINGBIRD LTD.


                        Quarter ended December 31, 2004


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                            U.S. GAAP
(thousands of U.S.$)

                                                                              As at                     As at
                                                                           December 31               September 30
                                                                              2004                      2004
                                                                              ----                      ----
                                                                           (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                              $        134,165          $        125,543
  Short-term investments                                                                -                     4,943
  Accounts receivable                                                              58,744                    57,620
  Unbilled receivables                                                                549                       832
  Inventory                                                                           850                       873
  Prepaid expenses                                                                  5,485                     5,443
  Other receivables                                                                 2,155                     2,138
--------------------------------------------------------------------------------------------------------------------

                                                                                  201,948                   197,392
OTHER ASSETS                                                                        3,081                     3,150
FIXED  ASSETS                                                                      12,770                    13,324
INTANGIBLES                                                                       153,690                   157,784

--------------------------------------------------------------------------------------------------------------------
                                                                         $        371,489          $        371,650
====================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                      $         27,023          $         20,394
  Income taxes payable                                                              2,871                     7,167
  Current portion of other long-term liabilities                                      200                       212
  Deferred revenue                                                                 66,183                    65,521
--------------------------------------------------------------------------------------------------------------------

                                                                                   96,277                    93,294
DEFERRED INCOME TAXES                                                               9,192                    11,398
OTHER LONG-TERM LIABILITIES                                                           991                     1,038
--------------------------------------------------------------------------------------------------------------------

                                                                                  106,460                   105,730
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,490,448 common shares at
                        December 31, 2004 and 17,448,279
                        common shares at September 30, 2004                       165,359                   164,521
ADDITIONAL PAID-IN CAPITAL                                                          3,510                     3,510
RETAINED EARNINGS                                                                  97,090                    98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                 (930)                     (930)
--------------------------------------------------------------------------------------------------------------------
                                                                                  265,029                   265,920
--------------------------------------------------------------------------------------------------------------------
                                                                         $        371,489          $        371,650
====================================================================================================================



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                     Three Months Ended
                                                                                        December 31
                                                                               2004                      2003
                                                                               ----                      ----
                                                                           (Unaudited)               (Unaudited)

Retained earnings, beginning of period                                   $         98,819          $         94,640
Net (loss) for the period                                                          (1,729)                   (1,297)
--------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                         $         97,090          $         93,343
====================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                            U.S. GAAP
(thousands of U.S.$, except share data)


                                                                                         Three Months Ended
                                                                                            December 31
                                                                                    2004                     2003
                                                                                    ----                     ----
                                                                                 (Unaudited)             (Unaudited)


SALES                                                                   $           53,900       $         50,007
COST OF SALES                                                                        6,777                  5,715
------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                        47,123                 44,292
------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                               21,719                 20,840
  Research and development                                                          10,704                  9,937
  General and administration                                                         5,954                  5,304
  Restructuring charges (Note 4)                                                     2,093                      -
  Other charges (Note 5)                                                             5,340                      -
  Amortization of intangibles                                                        4,916                  6,211
------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                                      50,726                 42,292
------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                                             (3,603)                 2,000
INTEREST AND OTHER INCOME, NET                                                         614                    257
------------------------------------------------------------------------------------------------------------------

(LOSS) INCOME BEFORE INCOME TAXES                                                   (2,989)                 2,257
INCOME TAX (RECOVERY) EXPENSE (Note 7)                                              (1,260)                 3,554
------------------------------------------------------------------------------------------------------------------

NET (LOSS)                                                              $           (1,729)      $         (1,297)
==================================================================================================================
BASIC (LOSS) PER SHARE                                                  $            (0.10)      $          (0.07)
==================================================================================================================
DILUTED (LOSS) PER SHARE                                                $            (0.10)      $          (0.07)
==================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                                        17,464                 17,551
==================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                              17,464                 17,551
==================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                   U.S. GAAP
(thousands of U.S.$)


                                                                                     Three Months Ended
                                                                                         December 31
                                                                                  2004                      2003
                                                                                  ----                      ----
                                                                               (Unaudited)               (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss)                                                         $          (1,729)         $           (1,297)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                                  4,916                       6,211
    Deferred income taxes                                                       (2,206)                        487
    Depreciation                                                                   867                         942
  Changes in operating assets and liabilities:
    Accounts receivable                                                         (1,124)                      3,090
    Unbilled receivables                                                           283                         170
    Income taxes recoverable/payable                                            (4,296)                      2,867
    Inventory                                                                       23                         (26)
    Prepaid expenses and other assets                                               27                         141
    Other receivables                                                              (17)                       (645)
    Accounts payable and accrued liabilities                                     6,629                        (601)
    Deferred revenue                                                               662                       1,831
-------------------------------------------------------------------------------------------------------------------

                                                                                 4,035                      13,170
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net matured (purchased)                                 4,943                      (2,341)
Acquisitions - net of cash acquired                                               (822)                       (810)
Additions to fixed assets                                                         (313)                     (1,007)
-------------------------------------------------------------------------------------------------------------------

                                                                                 3,808                      (4,158)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                        (59)                         (99)
  Issuance of shares                                                              838                          309
-------------------------------------------------------------------------------------------------------------------

                                                                                  779                          210
-------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                           8,622                        9,222
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                125,543                       94,583
-------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                             $        134,165           $          103,805
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                      $             3            $                2
  Income taxes paid                                                            5,242                           216
  Interest received                                                              704                           242

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a) Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b) Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

2.       ACQUISITIONS

         Fiscal 2005

         There were no acquisitions during the three month period ended December 31, 2004; however, there was a contingent consideration amount paid with respect to a fiscal 2003 acquisition, as described below.


         Legal Key Technologies, Inc.

         During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                    December 31,   September 30,
                                                        2004            2004
                                                                     (audited)
        ------------------------------------------------------------------------

        Accounts payable - trade                    $  10,737        $  8,420
        Accrued liabilities:
           Trade                                        6,800           5,859
           Payroll related                              6,202           6,054
           Restructuring                                2,249               -
           Other                                        1,035              61
         -----------------------------------------------------------------------
                                                    $  27,023        $ 20,394
         =======================================================================

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

4.       RESTRUCTURING CHARGES

         The Company's Board of Directors undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $2,093, relating to staffing costs in respect of 28 terminated employees, were recognized.

         Restructuring costs recognized during the quarter, but remaining to be incurred as at December 31, 2004 are as follows:

                                                              Total
           ----------------------------------------------------------------
           Restructuring charges recognized                $   2,093
           Amounts paid during the quarter                      (890)
           ----------------------------------------------------------------
           Balance outstanding - December 31, 2004         $   1,203
           ================================================================


5.       OTHER CHARGES

         The Company recorded the following other charges of $5,340 during the quarter ended December 31, 2004:

        a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

        b) Corporate charges relating to acquisition and other development initiatives of $730.

        c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

  6. SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                  Common Shares
                                                                       ---------------------------------
                                                                              Issued           $
         -----------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                   17,448,279     $  164,521
         Stock options exercised during the three months ended
           December 31, 2004 under the Employee Stock Option Plan               42,169            838
         -----------------------------------------------------------------------------------------------
         Balance as at December 31, 2004                                    17,490,448     $  165,359
         ===============================================================================================

         Shares Issued

         During the quarter ended December 31, 2004, the Company issued 42,169 common shares pursuant to the Employee Stock Option Plan for proceeds of $838.


         Share Repurchase Program

         On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended December 31, 2004, the Company did not repurchase any shares.

         On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

         During the quarter ended December 31, 2003, the Company did not repurchase any shares.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Comprehensive Loss

         Comprehensive loss was $1,729 for the quarter ended December 31, 2004 and $1,297 for the quarter ended December 31, 2003.

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation
         - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                           Three months ended
                                                               December 31
                                                        2004                 2003
         --------------------------------------------------------------------------------
         Net loss  - reported                          $ (1,729)            $ (1,297)
         Stock-based compensation expense                (1,005)                (855)
         --------------------------------------------------------------------------------
         Net loss - pro forma                          $ (2,734)            $ (2,152)
         ================================================================================

         Basic loss per share - reported               $  (0.10)            $  (0.07)
         --------------------------------------------------------------------------------
         Diluted loss per share - reported             $  (0.10)            $  (0.07)
         --------------------------------------------------------------------------------

         Basic loss per share - pro forma              $  (0.16)            $  (0.12)
         --------------------------------------------------------------------------------
         Diluted loss per share - pro forma            $  (0.16)            $  (0.12)
         --------------------------------------------------------------------------------

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                                            Three months ended
                                                                                December 31
                                                                            2004            2003
      --------------------------------------------------------------------------------------------------
      Expected dividend                                                      0.0%            0.0%
      Expected volatility                                                   44.9%           40.7%
      Risk-free interest rate                                                4.0%            4.0%
      Expected option life in years                                          4               4
      Weighted average stock option fair value per option granted         $  9.54          $ 7.76
      --------------------------------------------------------------------------------------------------



7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         For the three months ended December 31, 2004 and 2003, the weighted average number of shares outstanding was 17,464 and 17,551, respectively. The weighted average number of diluted shares outstanding for the same periods was also 17,464 and 17,551, respectively, as the impact of all outstanding options to purchase shares was anti-dilutive and as such they have been excluded from the diluted share calculation for earnings per share purposes.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                                             Three months ended
                                                                                 December 31

                                                                        2004                  2003
         -------------------------------------------------------------------------------------------------------
         Hummingbird Connectivity                                   $   17,267            $   16,890
         Hummingbird Enterprise                                         36,633                33,117
         -------------------------------------------------------------------------------------------------------
                                                                    $   53,900            $   50,007
         ========================================================================================================


         Sales by country of origin
                                                                             Three months ended
                                                                                 December 31
                                                                        2004                   2003
          ------------------------------------------------------------------------------------------------------
          U.S.A                                                    $    25,382            $   25,818
          Europe                                                        23,062                19,579
          Canada                                                         4,124                 3,227
          Asia Pacific                                                   1,332                 1,383
          ------------------------------------------------------------------------------------------------------
                                                                   $    53,900            $   50,007
          ======================================================================================================


         Geographical distribution of sales by customer location

                                                                              Three months ended
                                                                                 December 31
                                                                        2004                   2003
         -------------------------------------------------------------------------------------------------------
         U.S.A.                                                     $  25,149              $    25,563
         Europe                                                        23,062                   19,579
         Canada                                                         2,942                    2,117
         Others                                                         2,747                    2,748
         -------------------------------------------------------------------------------------------------------
                                                                    $  53,900              $    50,007
         =======================================================================================================

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Long-lived assets by country of origin
                                                                   December 31,            September 30,
                                                                           2004                     2004
                                                                                               (audited)
         -----------------------------------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                                     $  1,835                $  1,899
             Canada                                                       9,788                  10,281
             Europe                                                       3,821                   3,909
             Asia Pacific                                                   407                     385
         -----------------------------------------------------------------------------------------------
                                                                         15,851                  16,474
         Intangibles                                                    153,690                 157,784
         -----------------------------------------------------------------------------------------------
                                                                      $ 169,541               $ 174,258
         ===============================================================================================

         It is not practicable to allocate intangibles by country of origin.


10.      GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the three months ended December 31, 2004.

         Guarantees and Indemnities

         The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at December 31, 2004.

         Contingent Payments

         During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $11,831.

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2004, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2004 and 2003, the Company had net foreign exchange gains of $4,064 and $3,181, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

12.      RECENT ACCOUNTING PRONOUNCEMENTS

         In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.
         (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.


         In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for interim periods beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning July 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


13. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

       These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada and has also prepared financial statements and Management's Discussion and Analysis also in accordance with Canadian GAAP. According to new Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

       Condensed Balance Sheets

                                     December 31, 2004                                       September 30, 2004
      ----------------------------------------------------------------------------------------------------------------
                          U.S. GAAP         Adjustments   Canadian GAAP      U.S. GAAP    Adjustments   Canadian GAAP
      ----------------------------------------------------------------------------------------------------------------
      Assets

      Current assets      $ 201,948          $ -          $ 201,948          $ 197,392     $    -        $ 197,392

      Other assets            3,081            -              3,081              3,150          -            3,150

      Fixed assets           12,770            -             12,770             13,324          -           13,324

      Intangibles(a, d)     153,690         (20,669)        133,021            157,784        (19,880)     137,904
      ----------------------------------------------------------------------------------------------------------------

      Total assets        $ 371,489       $ (20,669)      $ 350,820          $ 371,650     $  (19,880)   $ 351,770
      ----------------------------------------------------------------------------------------------------------------


      Liabilities and shareholders' equity


      Current liabilities  $ 96,277       $    -           $ 96,277          $  93,294        $ -        $  93,294

      Deferred income
         taxes (b)            9,192           2,512          11,704             11,398          2,778       14,176

      Other long-term
         liabilities            991            -                991              1,038          -            1,038
      ----------------------------------------------------------------------------------------------------------------
      Total liabilities     106,460           2,512         108,972            105,730          2,778      108,508

      Total shareholders'
       equity (a, b, c, d)  265,029         (23,181)        241,848            265,920        (22,658)     243,262
      ----------------------------------------------------------------------------------------------------------------
      Total liabilities and
      shareholders' equity $ 371,489      $ (20,669)      $ 350,820          $ 371,650      $ (19,880)   $ 351,770
      ----------------------------------------------------------------------------------------------------------------

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


       Reconciliation of Net Loss

                                                            Three months ended  Three months ended
                                                               December 31,        December 31,
                                                                   2004                2003
      -------------------------------------------------------------------------------------------
      Net loss, U.S. GAAP                                     $  (1,729)            $   (1,297)
         Amortization of intangibles (a, d)                        (789)                  (787)
         Income taxes (b)                                           266                     55
         Stock based compensation expense (c)                    (1,005)                     -
      -------------------------------------------------------------------------------------------
      Net loss, Canadian GAAP                                 $  (3,257)            $   (2,029)
      -------------------------------------------------------------------------------------------
      Basic loss per share, Canadian GAAP                     $   (0.19)            $    (0.12)
      -------------------------------------------------------------------------------------------
      Diluted loss per share, Canadian GAAP                   $   (0.19)            $    (0.12)
      -------------------------------------------------------------------------------------------


       Consolidated Statements of Cash Flows


         There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.



       Explanation of U.S. GAAP and Canadian GAAP Differences


         A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

       a. Acquired in-process research and development

         In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the three months ended December 31, 2004 and 2003, there was no acquired in-process research and development to expense under U.S. GAAP.

         This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of earnings, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three months ended December 31, 2004 and 2003, amortization of acquired in-process research and development charged to the consolidated statements of earnings under Canadian GAAP was $789 and $787, respectively.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

       b. Deferred income taxes related to acquired in-process research and development

         There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended December 31, 2004, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to increase income tax recovery by $266 (three months ended December 31, 2003 - decreased income tax expense by $55).

       c. Stock-based compensation

         Under U.S. GAAP, companies may choose between the intrinsic value method and fair value method of accounting for stock-based compensation. The Company has elected to account for stock-based compensation using the intrinsic value method in accordance with APB 25 and to disclose the pro forma effect of recording compensation expense under the fair value method. This disclosure can be found in
         Note 6 to these consolidated financial statements.

         Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants
         (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted this new recommendation retroactively without restatement of prior periods for Canadian GAAP purposes. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the charge of the fair value of $45,084. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268, recorded as contributed surplus, representing the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

         The Company expensed $1,005 for the three months ended December 31, 2004 under Canadian GAAP, representing the fair value of stock options granted to employees. In fiscal 2006, the adoption of the revised SFAS No. 123R will essentially conform the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

       d. Business combinations

         During January 1998, the Company acquired Andyne Computing Limited ("Andyne") through an exchange of 1,520,406 common shares of the Company, plus a nominal cash amount for fractional shares, for 8,110,000 outstanding shares and stock options of Andyne. Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.
         In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.


       e. Investment tax credits

         Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended December 31, 2004, this difference resulted in a decrease in loss before income taxes of $525 with a corresponding decrease in the income tax recovery under Canadian GAAP. For the three months ended December 31, 2003, the impact of this difference was to increase income before income taxes by $525 with a corresponding increase in the income tax expense under Canadian GAAP. This opposing treatment of investment tax credits did not result in any differences in net loss for the three months ended December 31, 2004 and 2003.

                                                                     DOCUMENT 2

                                 Form 52-109FT2
                        Certification of Interim Filings



I, A. Barry Litwin as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ A. Barry Litwin
----------------------------------------
President and Chief Executive Officer

                                 Form 52-109FT2
                        Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ Inder P.S. Duggal
---------------------------------
Chief Financial Officer

                                                                     DOCUMENT 3

            Interim Unaudited Consolidated Financial Statements of

                               HUMMINGBIRD LTD.


                  Quarter and Six Months ended March 31, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                    U.S. GAAP
(thousands of U.S.$)

                                                                                      As at                     As at
                                                                                    March 31                September 30
                                                                                      2005                      2004
                                                                                      ----                      ----
                                                                                  (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $        129,083          S        125,543
  Short-term investments                                                                   -                     4,943
  Accounts receivable                                                                 58,833                    57,620
  Unbilled receivables                                                                   593                       832
  Income taxes recoverable                                                               915                         -
  Inventory                                                                              974                       873
  Prepaid expenses                                                                     7,514                     5,443
  Other receivables                                                                    2,978                     2,138
-----------------------------------------------------------------------------------------------------------------------

                                                                                     200,890                   197,392
OTHER ASSETS                                                                           2,766                     3,150
FIXED  ASSETS                                                                         12,500                    13,324
INTANGIBLES                                                                          149,188                   157,784
-----------------------------------------------------------------------------------------------------------------------
                                                                            $        365,344          $        371,650
=======================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                         $         25,208          $         20,394
  Income taxes payable                                                                     -                     7,167
  Current portion of other long-term liabilities                                       1,020                       212
  Deferred revenue                                                                    67,826                    65,521
-----------------------------------------------------------------------------------------------------------------------

                                                                                      94,054                    93,294
DEFERRED INCOME TAXES                                                                  6,960                    11,398
OTHER LONG-TERM LIABILITIES                                                              122                     1,038
-----------------------------------------------------------------------------------------------------------------------
                                                                                     101,136                   105,730
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,510,488 common shares at
                 March 31, 2005 and 17,448,279 common
                 shares at September 30, 2004                                        165,751                   164,521
ADDITIONAL PAID-IN CAPITAL                                                             3,510                     3,510
RETAINED EARNINGS                                                                     95,877                    98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                   (930)                     (930)
-----------------------------------------------------------------------------------------------------------------------
                                                                                     264,208                   265,920
-----------------------------------------------------------------------------------------------------------------------
                                                                            $        365,344          $        371,650
=======================================================================================================================



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                           Six Months Ended
                                                                                              March 31
                                                                                      2005                      2004
                                                                                      ----                      ----
                                                                                   Unaudited)               (Unaudited)

Retained earnings, beginning of period                                      $         98,819          $         94,640
Premium on shares repurchased                                                              -                      (754)
Net (loss) income for the period                                                      (2,942)                      771
-----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                            $         95,877          $         94,657
=======================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                   U.S. GAAP
(thousands of U.S.$, except share data)


                                                                        Three Months Ended                   Six Months Ended
                                                                              March 31                           March 31
                                                                       2005               2004             2005            2004
                                                                       ----               ----             ----            ----
                                                                   (Unaudited)       (Unaudited)        (Unaudited)     (Unaudited)

SALES                                                          $        54,256    $      54,664    $    108,156    $      104,671
COST OF SALES                                                            6,450            6,245          13,227            11,960
----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                            47,806           48,419          94,929            92,711
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                                   25,223           23,976          46,942            44,816
  Research and development                                              11,695            9,982          22,399            19,919
  General and administration                                             5,826            5,114          11,780            10,418
  Restructuring charges (Note 4)                                         3,485                -           5,578                 -
  Other charges (Note 5)                                                     -                -           5,340                 -
  Amortization of intangibles                                            4,502            5,763           9,418            11,974
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                          50,731           44,835         101,457            87,127
----------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                                                 (2,925)           3,584          (6,528)            5,584

INTEREST AND OTHER INCOME, NET                                             655              309           1,269               566
----------------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME  BEFORE INCOME TAXES                                      (2,270)           3,893          (5,259)            6,150
INCOME TAX  (RECOVERY) EXPENSE (Note 7)                                 (1,057)           1,825          (2,317)            5,379
----------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                              $        (1,213)   $       2,068    $     (2,942)   $          771
==================================================================================================================================
BASIC (LOSS) EARNINGS  PER SHARE                               $         (0.07)   $        0.12    $      (0.17)   $         0.04
==================================================================================================================================
DILUTED (LOSS) EARNINGS  PER SHARE                             $         (0.07)   $        0.12    $      (0.17)   $         0.04
==================================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                            17,500           17,595          17,482            17,573
==================================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                  17,500           17,811          17,482            17,755
==================================================================================================================================


                                                                  Three Months Ended                    Three Months Ended
                                                                       March 31                            March 31
                                                                 2005             2004              2005               2004
                                                                 ----             ----              ----               ----
                                                             (Unaudited)       (Unaudited)         (Unaudited)        (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                        $    (1,213)     $       2,068     $      (2,942)     $        771
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                   4,502             5,763             9,418            11,974
    Deferred income taxes                                        (2,232)           (4,430)           (4,438)           (3,943)
    Depreciation                                                    896               950             1,763             1,892
  Changes in operating assets and liabilities:
    Accounts receivable                                             (89)           (6,495)           (1,213)           (3,405)
    Unbilled receivables                                            (44)             (361)              239              (191)
    Income taxes recoverable / payable                           (3,786)              825            (8,082)            3,692
    Inventory                                                      (124)               34              (101)                8
    Prepaid expenses and other assets                            (1,714)           (2,142)           (1,687)           (2,001)
    Other receivables                                              (823)            2,187              (840)            1,542
    Accounts payable and accrued liabilities                     (1,815)           (3,431)            4,814            (4,032)
    Deferred revenue                                              1,643             8,725             2,305            10,556
------------------------------------------------------------------------------------------------------------------------------
                                                                 (4,799)            3,693              (764)           16,863
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured                      -            (5,787)            4,943            (8,128)
Acquisitions - net of cash acquired (Note 2)                          -                 -              (822)             (810)
Additions to fixed assets                                          (626)             (981)             (939)           (1,988)
------------------------------------------------------------------------------------------------------------------------------
                                                                   (626)           (6,768)            3,182           (10,926)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                          (49)           (1,954)             (108)           (2,053)
  Shares repurchased                                                  -            (1,234)                -            (1,234)
  Issuance of shares                                                392             1,812             1,230             2,121
------------------------------------------------------------------------------------------------------------------------------
                                                                    343            (1,376)            1,122            (1,166)
------------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (5,082)           (4,451)            3,540             4,771
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  134,165           103,805           125,543            94,583
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $    129,083     $      99,354     $     129,083      $     99,354
=============================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                            $         33      $          7      $         36      $          9
  Income taxes paid                                               4,961             5,430            10,203             5,646
  Interest received                                                 601               378             1,305               620

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)   Description of the business

          Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)   Basis of presentation and significant accounting policies

          These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

          The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


2.   ACQUISITIONS

     Fiscal 2005

     There were no acquisitions during the six month period ended March 31, 2005; however, there was an amount paid representing contingent consideration with respect to a fiscal 2003 acquisition, as described below.

     Legal Key Technologies, Inc.

     During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments, in relation to this contingent consideration, of $822 during the six months ended March 31, 2005, and $810 during the six months ended March 31, 2004. These contingent payments were accounted for as goodwill.

3.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                       March 31,   September 30,
                                                          2005          2004
--------------------------------------------------------------------------------
     Accounts payable - trade                           $ 9,975       $ 8,420
     Accrued liabilities:
        Trade                                             5,126         5,859
        Payroll related                                   6,202         6,054
        Restructuring and other charges                   3,840            --
        Other                                                65            61

--------------------------------------------------------------------------------
                                                        $25,208       $20,394
--------------------------------------------------------------------------------

4.   RESTRUCTURING CHARGES

     During the year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $3,485, relating to staffing costs in respect of 8 terminated employees, were recognized during the quarter ended March 31, 2005 ($ 2,093 relating to 28 terminated employees during the quarter ended December 31, 2004).

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Restructuring costs recognized, but remaining to be incurred as at March 31, 2005 are as follows:
                                                                          Total
     ---------------------------------------------------------------------------
      Restructuring charge                                              $ 2,093
        Amounts paid during the quarter                                    (890)
     ---------------------------------------------------------------------------
      Balance outstanding - December 31, 2004                             1,203
        Restructuring charge                                              3,485
        Amounts paid during the quarter                                  (1,466)
     ---------------------------------------------------------------------------
      Balance outstanding - March 31, 2005                              $ 3,222
     ---------------------------------------------------------------------------


5.   OTHER CHARGES

     The Company did not record any other charges for the quarter ended March 31, 2005.

     During the quarter ended December 31, 2004, there were other charges of $5,340 recorded as follows:

     a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

     b) Corporate charges relating to acquisition and other development initiatives of $730.

     c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.

6.   SHARE CAPITAL

     Authorized Shares

     Unlimited number of common shares, no par value.

     Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

     Issued and Outstanding Shares

                                                                               Common Shares
                                                                       -----------------------------
                                                                        Issued                $
     ------------------------------------------------------------------------------- ---------------
     Balance as at September 30, 2004                                    17,448,279     $  164,521
     Stock options exercised during the six months ended
       March 31, 2005 under the Employee Stock Option Plan                   62,209          1,230
     ------------------------------------------------------------------------------- ---------------
     Balance as at March 31, 2005                                        17,510,488      $ 165,751
     ------------------------------------------------------------------------------- ---------------

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)

     Shares Issued

     During the quarter ended March 31, 2005, the Company issued 20,040 common shares pursuant to the Employee Stock Option Plan for proceeds of $392 (quarter ended March 31, 2004 - 95,626 for $1,812).

     For the six months ended March 31, 2005, the Company issued 62,209 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,230 (six months ended March 31, 2004 - 112,159 for $2,121).

     Share Repurchase Program

     On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

     During the quarter and six months ended March 31, 2005 the Company did not repurchase any shares.

     On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

     During the quarter and six months ended March 31, 2004, the Company repurchased and cancelled 51,300 shares at an average price of $24.06 per share for a total consideration of $1,234, which has been applied to reduce share capital and retained earnings by $480 and $754, respectively.

     Comprehensive (Loss) Income

     Comprehensive (loss) income was $(1,213) and $(2,942) for the three and six months ended March 31, 2005 and $2,068 and $771 for the three and six months ended March 31, 2004, respectively.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------

     Accounting for Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

     Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:


                                                            Three months ended          Six months ended
                                                                 March 31                   March 31
                                                            2005           2004        2005           2004
     ---------------------------------------------------------------------------------------------------------
     Net (loss) income - reported                      $  (1,213)       $ 2,068      $(2,942)         $   771
     Stock-based compensation expense                       (812)          (512)      (1,817)          (1,367)
     ---------------------------------------------------------------------------------------------------------
     Net (loss) income - pro forma                     $  (2,025)       $ 1,556      $(4,759)         $  (596)
     ---------------------------------------------------------------------------------------------------------

     Basic (loss) earnings  per share - reported       $   (0.07)       $  0.12      $ (0.17)         $  0.04
     --------------------------------------------------------------------------------------------------------
     Diluted (loss) earnings per share - reported      $   (0.07)       $  0.12      $ (0.17)         $  0.04
     --------------------------------------------------------------------------------------------------------

     Basic (loss) earnings per share - pro forma       $   (0.12)       $  0.09      $ (0.27)         $ (0.03)
     --------------------------------------------------------------------------------------------------------
     Diluted (loss) earnings per share - pro forma     $   (0.12)       $  0.09      $ (0.27)         $ (0.03)
     --------------------------------------------------------------------------------------------------------

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)

     The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                                   Three months ended          Six months ended
                                                                         March 31                  March 31
                                                                      2005        2004*         2005         2004
     ----------------------------------------------------------------------------------------------------------------
     Expected dividend                                                 0.0%                     0.0%          0.0%
     Expected volatility                                              38.3%                    41.6%         40.7%
     Risk-free interest rate                                           4.0%                      4.0%          4.0%
     Expected option life in years                                     4                         4             4
     Weighted  average  stock  option  fair value per option
     granted                                                        $ 9.08                    $ 9.29        $ 7.82
     ----------------------------------------------------------------------------------------------------------------

* - for the quarter ended March 31, 2004, there were no options granted, and as such there is no stock compensation information presented for this period.

7.   INCOME TAXES

     The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

     Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

     Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

     8. EARNINGS PER COMMON SHARE

     Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share is calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------

     The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2005 and 2004:

     (thousands of shares)                                  Three months ended   Six months ended
                                                                March 31             March 31
     --------------------------------------------------------------------------------------------
                                                              2005    2004     2005     2004
     --------------------------------------------------------------------------------------------
     Weighted average number of shares outstanding           17,500   17,595   17,482   17,573
     Net effect of dilutive stock options                        --      216       --      182
     --------------------------------------------------------------------------------------------
     Weighted average number of diluted shares outstanding   17,500   17,811   17,482   17,755
     --------------------------------------------------------------------------------------------


     For the quarter ended March 31, 2005, the impact of all outstanding options (1,562,409 - quarter ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

     For the six months ended March 31, 2005, the impact of all outstanding options (1,715,343 - six months ended March 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.


9.   SEGMENT INFORMATION

     The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

     Sales by product line
                                   Three months ended        Six months ended
                                        March 31                 March 31
                                      2005      2004        2005      2004
     -------------------------------------------------------------------------
     Hummingbird Connectivity      $ 16,086  $ 17,764     $ 33,353    $ 34,654
     Hummingbird Enterprise          38,170    36,900       74,803      70,017
     -------------------------------------------------------------------------
                                   $ 54,256  $ 54,664     $108,156    $104,671
     -------------------------------------------------------------------------

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------

     Sales by country of origin

                             Three months ended              Six months ended
                                  March 31                       March 31
                             2005         2004             2005            2004
     ---------------------------------------------------------------------------
     U.S.A                 $ 24,941     $ 26,308         $ 50,323       $ 52,126
     Europe                  22,737       18,667           45,799         38,246
     Canada                   4,437        7,715            8,561         10,942
     Asia Pacific             2,141        1,974            3,473          3,357
     ---------------------------------------------------------------------------
                           $ 54,256     $ 54,664         $108,156       $104,671
     ---------------------------------------------------------------------------


     Geographical distribution of sales by customer location

                             Three months ended              Six months ended
                                  March 31                       March 31
                             2005         2004             2005            2004
     ---------------------------------------------------------------------------
     U.S.A                 $ 24,719     $ 26,096         $ 49,868       $ 51,659
     Europe                  22,736       18,668           45,798         38,247
     Canada                   3,254        6,457            6,196          8,574
     Others                   3,547        3,443            6,294          6,191
     ---------------------------------------------------------------------------
                           $ 54,256     $ 54,664         $108,156       $104,671
     ---------------------------------------------------------------------------

     Long-lived assets by country of origin
                                                        March 31,         September 30,
                                                             2005               2004
     ----------------------------------------------------------------------------------
     Fixed and other assets
       U.S.A                                             $  1,714             $  1,899
       Canada                                               9,433               10,281
       Europe                                               3,721                3,909
       Asia Pacific                                           398                  385
     ----------------------------------------------------------------------------------
                                                           15,266               16,474
     Intangibles                                          149,188              157,784
     ----------------------------------------------------------------------------------
                                                         $164,454             $174,258
     ----------------------------------------------------------------------------------

It is not practicable to allocate intangibles by country of origin.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


10.  GUARANTEES AND CONTINGENCIES

     Product Warranties

     The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the six months ended March 31, 2005.

     Guarantees and Indemnities

     The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at March 31, 2005.

     Contingent Payments

     During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,181.


     Other Contingencies

     The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.


11.  FINANCIAL INSTRUMENTS

     Off-balance sheet risk

     The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2005, the Company had no foreign exchange contracts outstanding. For the six months ended March 31, 2005 and 2004, the Company had net foreign exchange gains of $2,325 and $2,657, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Concentration of credit risk

     Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions.

     The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

     Fair value of financial instruments

     The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.


12.  RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information in the financial statements.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for year ends beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.


13. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

     These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada and has also prepared financial statements and Management's Discussion and Analysis also in accordance with Canadian GAAP. According to new Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

     Condensed Balance Sheets

                                           March 31, 2005                                     September 30, 2004
     ---------------------------------------------------------------------------------------------------------------------------

                            U.S. GAAP      Adjustments   Canadian GAAP         U.S. GAAP      Adjustments    Canadian GAAP
     ---------------------------------------------------------------------------------------------------------------------------

     Assets

     Current assets         $ 200,890       $    -        $ 200,890           $ 197,392         $   -             $ 197,392

     Other assets               2,766            -            2,766               3,150             -                 3,150

     Fixed assets              12,500            -           12,500              13,324             -                13,324

     Intangibles (a,d)        149,188         (21,457)      127,731             157,784         (19,880)            137,904
     ----------------------------------------------------------------------------------------------------------------------------

     Total assets           $ 365,344       $ (21,457)    $ 343,887           $ 371,650        $(19,880)          $ 351,770
     ----------------------------------------------------------------------------------------------------------------------------

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Liabilities and shareholders' equity


                                March 31, 2005                                            September 30, 2004
     ------------------------------------------------------------------------------------------------------------------------

                            U.S. GAAP      Adjustments   Canadian GAAP         U.S. GAAP      Adjustments    Canadian GAAP
     ------------------------------------------------------------------------------------------------------------------------
     Current liabilities       $  94,054       $ -        $ 94,054             $  93,294         $ -           $  93,294

     Deferred income
       taxes (b)                   6,960       2,249         9,209                11,398         2,778            14,176
     Other long-term
       liabilities                   122          -            122                 1,038           -               1,038
     ------------------------------------------------------------------------------------------------------------------------
     Total liabilities           101,136       2,249       103,385               105,730         2,778           108,508

     Total shareholders'
     equity (a, b, c, d)         264,208     (23,706)      240,502               265,920       (22,658)          243,262
     ------------------------------------------------------------------------------------------------------------------------

     Total liabilities and
     shareholders' equity      $ 365,344    $(21,457)    $ 343,887             $ 371,650     $ (19,880)        $ 351,770
     ------------------------------------------------------------------------------------------------------------------------


     Reconciliation of Net (Loss) Income

                                                            Three months ended                Six months ended
                                                           March 31,    March 31,        March 31,       March 31,
                                                              2005         2004             2005            2004
     -------------------------------------------------------------------------------------------------------------
     Net (loss) income, U.S. GAAP                          $ (1,213)    $ 2,068         $ (2,942)      $      771
        Amortization of intangibles (a, d)                     (788)       (787)          (1,577)          (1,574)
        Income taxes (b)                                        263         268              529              323
        Stock based compensation expense (c)                   (812)          -           (1,817)               -
     -------------------------------------------------------------------------------------------------------------

     Net (loss) income, Canadian GAAP                      $ (2,550)    $ 1,549         $ (5,807)      $     (480)
     -------------------------------------------------------------------------------------------------------------

     Basic (loss) earnings per share, Canadian GAAP        $  (0.15)    $  0.09         $  (0.33)      $    (0.03)
     -------------------------------------------------------------------------------------------------------------

     Diluted (loss) earnings per share, Canadian GAAP      $  (0.15)    $  0.09         $  (0.33)      $    (0.03)
     -------------------------------------------------------------------------------------------------------------

     Consolidated Statements of Cash Flows


     There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.


     Explanation of U.S. GAAP and Canadian GAAP Differences


     A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

     a.   Acquired in-process research and development


     In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the three and six months ended March 31, 2005, and 2004, there was no acquired in-process research and development expensed under U.S. GAAP.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of earnings, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three and six months ended March 31, 2005 amortization of acquired in-process research and development charged to the consolidated statements of earnings under Canadian GAAP was $788 and $1,577, respectively ($787 and $1,574 for the three and six months ended March 31, 2004).

     b. Deferred income taxes related to acquired in-process research and development

     There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in
     (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended March 31, 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to increase income tax recovery by $263 ($268 for the three months ended March 31, 2004). For the six months ended March 31, 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to decrease income tax expense by $529 ($323 for the six months ended March 31, 2004).

     c. Stock-based compensation

     Under U.S. GAAP, companies may choose between the intrinsic value method and fair value method of accounting for stock-based compensation. The Company has elected to account for stock-based compensation using the intrinsic value method in accordance with APB 25 and to disclose the pro forma effect of recording compensation expense under the fair value method. This disclosure can be found in Note 6 to these consolidated financial statements.

     Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

     Beginning October 1, 2004, the Company adopted this new recommendation retroactively without restatement of prior periods for Canadian GAAP purposes. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the charge of the fair value of $45,084. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268, recorded as contributed surplus, representing the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2005
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     For the three and six months ended March 31, 2005 under Canadian GAAP, the Company expensed $812 and $1,817, respectively, representing the fair value of stock options granted to employees. In fiscal 2006, the adoption of the revised SFAS No. 123R will essentially conform the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain.

     d. Business combinations

     During January 1998, the Company acquired Andyne Computing Limited ("Andyne") through an exchange of 1,520,406 common shares of the Company, plus a nominal cash amount for fractional shares, for 8,110,000 outstanding shares and stock options of Andyne. Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.

     In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.

     e. Investment tax credits

     Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended March 31, 2005, this difference resulted in a decrease in loss before income taxes of $600 with a corresponding decrease in the income tax recovery under Canadian GAAP (increase income before income taxes by $525 with a corresponding increase in the income tax expense for the three months ended March 31,
     2004). For the six months ended March 31, 2005, the impact of this difference was to decrease the loss before income taxes by $1,125 with a corresponding decrease in the income tax recovery under Canadian GAAP (increase income before income taxes by $1,050 with a corresponding increase in the income tax expense for the six months ended March 31,
     2004). This opposing treatment of investment tax credits did not result in any differences in net (loss) income for the three and six months ended March 31, 2005 and 2004.

                                                                     DOCUMENT 4

                                 Form 52-109FT2
                        Certification of Interim Filings



I, A. Barry Litwin as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ A. Barry Litwin
-------------------------------------
President and Chief Executive Officer

                                 Form 52-109FT2
                        Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ Inder P.S. Duggal
-----------------------
Chief Financial Officer

                                                                     DOCUMENT 5

                                                                      U.S. GAAP









             Interim Unaudited Consolidated Financial Statements of

             HUMMINGBIRD LTD.


             Quarter and Nine Months ended June 30, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                          U.S. GAAP
(thousands of U.S.$)

                                                                              As at                  As at
                                                                             June 30              September 30
                                                                               2005                   2004
                                                                               ----                   ----
                                                                           (Unaudited)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                             $       90,513            $   125,543
  Short-term investments                                                             -                  4,943
  Accounts receivable                                                           62,068                 57,620
  Unbilled receivables                                                             695                    832
  Inventory                                                                        869                    873
  Prepaid expenses                                                               6,367                  5,443
  Other receivables                                                              2,797                  2,138
--------------------------------------------------------------------------------------------------------------

                                                                               163,309                197,392
OTHER ASSETS                                                                     2,350                  3,150
FIXED ASSETS                                                                    12,796                 13,324
INTANGIBLES                                                                    205,252                157,784
--------------------------------------------------------------------------------------------------------------
                                                                        $      383,707           $    371,650
--------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                     $       31,966           $     20,394
  Other payable (Note 2)                                                         8,965                      -
  Income taxes payable                                                           1,180                  7,167
  Current portion of other long-term liabilities                                 1,003                    212
  Deferred revenue                                                              72,718                 65,521
--------------------------------------------------------------------------------------------------------------
                                                                               115,832                 93,294
DEFERRED INCOME TAXES                                                            7,332                 11,398
OTHER LONG-TERM LIABILITIES                                                         96                  1,038
--------------------------------------------------------------------------------------------------------------
                                                                               123,260                105,730
--------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,418,138 common shares at
                           June 30, 2005 and 17,448,279
                           common shares at September 30, 2004                 164,903                164,521
ADDITIONAL PAID-IN CAPITAL                                                       3,510                  3,510
RETAINED EARNINGS                                                               92,964                 98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                              (930)                  (930)
--------------------------------------------------------------------------------------------------------------
                                                                               260,447                265,920
--------------------------------------------------------------------------------------------------------------
                                                                        $      383,707           $    371,650
--------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                    Nine Months Ended
                                                                                       June 30
                                                                                2005                 2004
                                                                            (Unaudited)          (Unaudited)

Retained earnings, beginning of period                                  $       98,819           $     94,640
Premium on shares repurchased                                                   (1,039)                (1,590)
Net (loss) income for the period                                                (4,816)                 3,139
--------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                        $       92,964           $     96,189
--------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                            U.S. GAAP
(thousands of U.S.$, except share data)

                                                                   Three Months Ended            Nine Months Ended
                                                                         June 30                      June 30
                                                                2005             2004            2005          2004
                                                                ----             ----            ----          ----
                                                             (Unaudited)      (Unaudited)     (Unaudited)   (Unaudited)

SALES                                                       $    61,722     $    56,227     $   169,878    $   160,898
COST OF SALES                                                     7,176           6,562          20,403         18,522
-----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                     54,546          49,665         149,475        142,376
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                            29,246          24,675          76,188         69,491
  Research and development                                       11,738          10,122          34,137         30,041
  General and administration                                      5,929           5,211          17,709         15,629
  Restructuring charges (Note 4)                                  1,276               -           6,854              -
  Other charges (Note 5)                                          2,802               -           8,142              -
  Amortization of intangibles                                     4,411           5,764          13,829         17,738
  In-process research and development expense (Note 2)            1,251               -           1,251              -
-----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                   56,653          45,772         158,110        132,899
-----------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                          (2,107)          3,893          (8,635)         9,477

INTEREST AND OTHER INCOME, NET                                      827             398           2,096            964
-----------------------------------------------------------------------------------------------------------------------

(LOSS) INCOME BEFORE INCOME TAXES                                (1,280)          4,291          (6,539)        10,441
INCOME TAX  EXPENSE (RECOVERY) (Note 7)                             594           1,923          (1,723)         7,302
-----------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                           $    (1,874)     $    2,368     $    (4,816)    $    3,139

-----------------------------------------------------------------------------------------------------------------------
BASIC (LOSS) EARNINGS PER SHARE                             $     (0.11)     $     0.13     $     (0.28)    $     0.18
-----------------------------------------------------------------------------------------------------------------------
DILUTED (LOSS) EARNINGS PER SHARE                           $     (0.11)     $     0.13     $     (0.28)    $     0.18
-----------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                     17,474          17,583          17,479         17,576
-----------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                           17,474          17,740          17,479         17,761
-----------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                     U.S. GAAP
(thousands of U.S.$)


                                                                 Three Months Ended                 Nine Months Ended
                                                                      June 30                            June 30
                                                               2005            2004             2005               2004
                                                               ----            ----             ----               ----
                                                            (Unaudited)      (Unaudited)      (Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                         $   (1,874)    $    2,368       $    (4,816)      $    3,139
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                  4,411          5,764            13,829           17,738
    In-process research and development expense                  1,251              -             1,251                -
    Deferred income taxes                                       (2,078)        (1,436)           (6,516)          (5,379)
    Depreciation                                                   942            904             2,705            2,796
  Changes in operating assets and liabilities:
    Accounts receivable                                            (15)         5,230            (1,228)           1,825
    Unbilled receivables                                          (102)          (160)              137             (351)
    Income taxes recoverable / payable                           1,595            652            (6,487)           4,344
    Inventory                                                      105           (102)                4              (94)
    Prepaid expenses and other assets                            1,857           (487)              170           (2,488)
    Other receivables                                              684            261              (156)           1,803
    Accounts payable and accrued liabilities                     3,833         (2,950)            8,647           (6,982)
    Deferred revenue                                             1,525          2,051             3,830           12,607
----------------------------------------------------------------------------------------------------------------------------
                                                                12,134         12,095            11,370           28,958
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured                     -         (2,119)            4,943          (10,247)
Acquisitions - net of cash acquired (Note 2)                    (57,101)            -           (57,923)            (810)
Other payable (Note 2)                                            8,965             -             8,965                -
Additions to fixed assets                                          (638)         (568)           (1,577)          (2,556)
----------------------------------------------------------------------------------------------------------------------------
                                                                (48,774)       (2,687)          (45,592)         (13,613)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                          (43)          (17)             (151)          (2,070)
  Shares repurchased                                             (1,939)       (1,480)           (1,939)          (2,714)
  Issuance of shares                                                 52           104             1,282            2,225
----------------------------------------------------------------------------------------------------------------------------
                                                                 (1,930)       (1,393)             (808)          (2,559)
----------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                (38,570)        8,015           (35,030)          12,786
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  129,083        99,354           125,543           94,583
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                    $    90,513    $  107,369       $    90,513       $  107,369
----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                             $         3    $       16       $        39       $       25
  Income taxes paid                                                 420         2,745            10,623            8,391
  Interest received                                               1,036           381             2,341            1,001


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a) Description of the business

        Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b) Basis of presentation and significant accounting policies

        These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

        The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires
        Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------



2.      ACQUISITIONS

        Fiscal 2005

        On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solution AG ("RedDot").

        RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises.

        Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, depending upon the financial performance of RedDot for their fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1,225 on maintaining certain profitability plus (b) up to 2.3 times of revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5,500. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction costs of $2,571 in connection with the acquisition.

        The following table summarizes the estimated* fair value of assets acquired and liabilities assumed:

        ------------------------------------------------------------------------
            Current assets (including cash of $2,401)             $ 6,418
            Fixed assets                                              600
            Liabilities                                            (6,792)
            Deferred income taxes                                  (2,450)
            Intangibles:
                Acquired technology                                   831
                In-process research and development                 1,251
                Non-competition agreements                          1,418
                Customer relationship                               2,577
                Trademarks                                          1,298
                Goodwill                                           45,324
        ------------------------------------------------------------------------
                                                                 $ 50,475
        ========================================================================

        Consideration given:
            Cash                                                 $ 47,904
            Transaction costs                                       2,571
        ------------------------------------------------------------------------
                                                                 $ 50,475
        ========================================================================


        * - This is a preliminary allocation of the purchase price as the Company is in the process of determining the final costs and allocations. Adjustments to the above amounts, if required, will be completed prior to the Company's year end.

        The  acquisition  was  accounted  for  as  a  purchase   transaction  in
        accordance with SFAS 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


        technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the project.

        The amount allocated to IPR&D projects was expensed in the current period if technological feasibility of the project had not been achieved and no alternative future uses had been established. The IPR&D expense of $1,251 for the three and nine months ended June 30, 2005 represents the write off of IPR&D.

        The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

        Acquired technology                                  5 years
        Non-competition agreements                           2 years
        Customer relationships                               5 years
        Trademarks                                           5 years

        Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

        Included in transactions costs is $1,250 for anticipated restructurings related to the acquisition. The Company is in the process of preparing a detailed restructuring plan and will complete this process by year end.

        The results of operations of RedDot have been included in the Company's financial statements subsequent to the date of acquisition.



        Legal Key Technologies, Inc.

        During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


        Valid Information Systems Limited

        During fiscal 2003, the Company acquired Valid Information Systems Limited ("Valid"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in their fiscal years of 2004 and 2005. The Company recorded $11,206 in the current quarter in relation to this contingent consideration, of which $8,965 was allocated to goodwill and the balance of $2,241 was recorded as other charges (see note 5).


3.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                      June 30,    September 30,
                                                        2005          2004
        ------------------------------------------------------------------------

        Accounts payable - trade                    $ 10,875        $ 8,420
        Accrued liabilities:
           Trade                                       4,972          5,859
           Payroll related                             6,447          6,054
           Restructuring and other charges             6,485              -
           Acquisition related                         3,187              -
           Other                                           -             61
        ------------------------------------------------------------------------
                                                    $ 31,966        $20,394
        ========================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


4.      RESTRUCTURING CHARGES

        During the current fiscal year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $93 were recognized during the quarter ended June 30, 2005 ($5,671 relating to 36 terminated employees during the nine months ended June 30, 2005).

        As part of the continuous review of the global operations, the Company felt that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $1,183, relating to staffing costs in respect of 42 terminated employees, were recognized during the quarter ended June 30, 2005.

        Restructuring costs recognized, but remaining to be paid from the First Plan as at June 30, 2005 are as follows:

                                                                   Total
        ------------------------------------------------------------------------
             Restructuring charge - First Plan                    $ 2,093
              Amounts paid                                           (890)
        ------------------------------------------------------------------------
             Balance outstanding - December 31, 2004                1,203
              Restructuring charge                                  3,485
              Amounts paid                                         (1,466)
        ------------------------------------------------------------------------
            Balance outstanding - March 31, 2005                    3,222
             Restructuring charge                                      93
             Amounts paid                                            (282)
        ------------------------------------------------------------------------
            Balance outstanding - June 30, 2005                   $ 3,033
        ========================================================================


        Restructuring costs recognized, but remaining to be paid from the Second Plan as at June 30, 2005 are as follows:

                                                                    Total
        ------------------------------------------------------------------------
           Restructuring charges recognized - Second Plan        $  1,183
           Amounts paid                                              (679)
        ------------------------------------------------------------------------
           Balance outstanding - June 30, 2005                    $   504
        ========================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

5.       OTHER CHARGES

        The Company recorded other charges in the amount of $2,802 during the current quarter and $5,340 in the quarter ended December 31, 2004, for a total of $8,142 as follows:

        a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114 during the quarter ended December 31, 2004.

        b) Corporate charges relating to acquisition and other development initiatives of $477 in the current quarter and $730 during the quarter ended December 31, 2004, for a total of $1,207.

        c) Other costs relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables of $84 in the current quarter and $496 during the quarter ended December 31, 2004, for a total of $580.

        d) Contingent consideration of $2,241 provided to certain employees of Valid in the current quarter, which is payable, under the terms of the purchase and sale agreement, upon Valid achieving agreed upon financial performance (see note 2).


6.      SHARE CAPITAL

        Authorized Shares

        Unlimited number of common shares, no par value.

        Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

        Issued and Outstanding Shares


                                                                                    Common Shares
                                                                         ---------------------------------
                                                                             Issued                $
        --------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                     17,448,279      $ 164,521
         Stock options exercised during the nine months ended
           June 30, 2005 under the Employee Stock Option Plan                     64,959          1,282
         Shares repurchased during the nine months ended June 30, 2005           (95,100)          (900)
        ==================================================================================================
         Balance as at June 30, 2005                                          17,418,138      $ 164,903
        ==================================================================================================


        Shares Issued

        During the quarter ended June 30, 2005, the Company issued 2,750 common shares pursuant to the Employee Stock Option Plan for proceeds of $52 (quarter ended June 30, 2004 -5,601 common shares for $104).

        For the nine months ended June 30, 2005, the Company issued 64,959 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,282 (nine months ended June 30, 2004 - 117,760 common shares for $2,225).

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

        Share Repurchase Program

        On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

        During the quarter and nine months ended June 30, 2005 the Company repurchased and cancelled 95,100 shares at an average price of $20.40 per share for a total consideration of $1,939, which has been applied to reduce share capital and retained earnings by $900 and $1,039, respectively.

        On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

        During the quarter ended June 30, 2004, the Company repurchased and cancelled 68,300 shares at an average price of $21.67 per share for a total consideration of $1,480, which has been applied to reduce share capital and retained earnings by $644 and $836, respectively.

        During the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at an average price of $22.70 per share for a total consideration of $2,714, which has been applied to reduce share capital and retained earnings by $1,124 and $1,590, respectively.

        Comprehensive (Loss) Income

        Comprehensive (loss) income was $348 and $(2,594) for the three and nine months ended June 30, 2005 and $2,368 and $3,139 for the three and nine months ended June 30, 2004, respectively.

        Accounting for Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees and directors at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------



        Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:



                                                                  Three months ended            Nine months ended
                                                                        June 30                      June 30
                                                                 2005            2004           2005         2004
         =================================================================================================================

         Net (loss) income - reported                           $ (1,874)    $ 2, 368       $ (4,816)      $ 3,139
         Stock-based compensation expense                           (725)        (847)        (2,542)       (2,214)
         -----------------------------------------------------------------------------------------------------------------
         Net income (loss) - pro forma                          $ (2,599)     $ 1,521       $ (7,358)        $ 925
         =================================================================================================================

         Basic (loss) earnings per share - reported             $  (0.11)      $ 0.13        $ (0.28)       $ 0.18
         -----------------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - reported           $  (0.11)      $ 0.13        $ (0.28)       $ 0.18
         -----------------------------------------------------------------------------------------------------------------

         Basic (loss) earnings per share - pro forma            $  (0.15)      $ 0.09        $ (0.42)       $ 0.05
         -----------------------------------------------------------------------------------------------------------------
         Diluted (loss) earnings per share - pro forma          $  (0.15)      $ 0.09        $ (0.42)       $ 0.05
         -----------------------------------------------------------------------------------------------------------------


        The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees and directors have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:


                                                            Three months ended       Nine months ended
                                                                  June 30                     June 30
                                                               2005        2004          2005          2004
      ----------------------------------------------------------------------------------------------------------
      Expected dividend                                          0.0%       0.0%          0.0%          0.0%
      Expected volatility                                       33.7%      42.0%         39.0%         41.4%
      Risk-free interest rate                                    4.0%       4.0%          4.0%          4.0%
      Expected option life in years                              4          4             4             4
      Weighted  average  stock  option  fair value
      per option granted                                      $ 6.97      $ 8.47        $ 8.98        $ 8.57
      ----------------------------------------------------------------------------------------------------------


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


7.      INCOME TAXES

        The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

        Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

        Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.      EARNINGS PER COMMON SHARE

        Basic earnings per share has been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share has been calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

        The following is a reconciliation of shares used in the calculations of earnings per share for the three months and nine months ended June 30, 2005 and 2004:



        (thousands of shares)                                           Three months ended       Nine months ended
                                                                              June 30                  June 30
        ------------------------------------------------------------------------------------------------------------
                                                                        2005        2004          2005      2004
        ------------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding                  17,474      17,583        17,479    17,576
        Net effect of dilutive stock options                                -         157             -       185
        ------------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding          17,474      17,740        17,479    17,761
        ------------------------------------------------------------------------------------------------------------



        For the quarter and nine months ended June 30, 2005, the impact of all outstanding stock options (1,750,859 - quarter and nine months ended June 30, 2004) to purchase shares was excluded from the diluted share calculation because the stock options were anti-dilutive for earnings per share purposes.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


9.      SEGMENT INFORMATION

        The Company  operates and manages its businesses in one industry segment
        - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.




         Sales by product line


                                             Three months ended             Nine months ended
                                                   June 30                       June 30

                                               2005        2004              2005          2004
         ---------------------------------------------------------------------------------------------
         Hummingbird Connectivity          $ 16,795    $   17,183        $   50,148    $   51,837
         Hummingbird Enterprise              44,927        39,044           119,730       109,061
         ---------------------------------------------------------------------------------------------
                                           $ 61,722    $   56,227        $  169,878    $  160,898
         =============================================================================================


         Sales by country of origin

                                             Three months ended                 Nine months ended
                                                  June 30                            June 30
                                              2005      2004                     2005       2004
         -----------------------------------------------------------------------------------------
          U.S.A.                        $    27,431     $ 27,067              $ 77,754   $ 79,193
          Europe                             23,286       24,275                69,085     62,521
          Canada                              5,387        3,574                13,948     14,516
          Asia Pacific                        5,618        1,311                 9,091      4,668
          ----------------------------------------------------------------------------------------
                                        $    61,722     $ 56,227             $ 169,878   $ 160,898
          =============================================================================================






         Geographical distribution of sales by customer location

                                            Three months ended                  Nine months ended
                                                  June 30                           June 30
                                              2005         2004                 2005       2004
           --------------------------------------- -------------------- -------------------------------------
         U.S.A.                           $  27,241      $26,985               $77,109    $78,644
         Europe                              23,288       24,275                69,086     62,522
         Canada                               4,185        2,421                10,381     10,995
         Others                               7,008        2,546                13,302      8,737
         --------------------------------------- -------------------- -------------------------------------
                                          $  61,722      $56,227              $169,878  $ 160,898
         ==================================================================================================


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------



         Long-lived assets by country of origin

                                                June 30,      September 30,
                                                    2005               2004
         -----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                              $  1,867          $  1,899
             Canada                                9,030            10,281
             Europe                                3,876             3,909
             Asia Pacific                            373               385
         -----------------------------------------------------------------------
                                                  15,146            16,474
         Intangibles                             205,252           157,784
         -----------------------------------------------------------------------
                                               $ 220,398         $ 174,258
         =======================================================================

         It is not practicable to allocate intangibles by country of origin.


10.     GUARANTEES AND CONTINGENCIES

        Product Warranties

        The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2005.

        Guarantees and Indemnities

        The Company has no guarantees or indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at June 30, 2005.

        Contingent Payments

        The Company has acquired various subsidiaries and, under the terms of the agreements, may be required to make further contingent payments up to a maximum of $5,878.

        Other Contingencies

        The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


11.     FINANCIAL INSTRUMENTS

        Off-balance sheet risk

        The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2005, the Company had no foreign exchange contracts outstanding. For the quarter ended June 30, 2005, the Company had a net foreign exchange loss of $3,557 ($1,217 loss for the three months ended June 30, 2004) and for the nine months ended June 30, 2005 a loss of $1,233 ($1,440 gain for the nine months ended June 30, 2004). These amounts have been recorded in sales and marketing expenses.

        Concentration of credit risk

        Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2005, were invested in high quality money market instruments purchased through major banks and financial institutions.

        The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

        Fair value of financial instruments

        The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


12.     RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in the financial statements.

        In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for years beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning October 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


13. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

        These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada and has also prepared financial statements and Management's Discussion and Analysis also in accordance with Canadian GAAP. According to new
        Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

       Condensed Balance Sheets


                                     June 30, 2005                            September 30, 2004
       ----------------------------------------------------------------------------------------------------------------------


                                 U.S. GAAP    Adjustments      Canadian GAAP    U.S. GAAP    Adjustments    Canadian GAAP


       Assets
       Current assets            $ 163,309       $   -        $ 163,309         $ 197,392     $       -    $ 197,392
       Other assets                  2,350           -            2,350             3,150             -        3,150
       Fixed assets                 12,796           -           12,796            13,324             -       13,324
       Intangibles
        (a, d)                     205,252     (20,497)         184,755           157,784       (19,880      137,904
       -------------------------------------------------------------------------------------------------------------------
       Total assets              $ 383,707   $ (20,497)       $ 363,210         $ 371,650     $ (19,88     $ 351,770
       -------------------------------------------------------------------------------------------------------------------



       Liabilities and shareholders' equity
       Current liabilities      $  115,832    $      -        $ 115,832         $  93,294      $      -    $  93,294
       Deferred income
          taxes (b)                  7,332       2,523            9,855            11,398         2,778       14,176
       Other long-term
          liabilities                   96           -               96             1,038             -        1,038
       ----------------------------------------------------------------------------------------------------------------------
       Total liabilities           123,260       2,523          125,783           105,730         2,778      108,508
       Total shareholders'
        equity (a, b, c, d)        260,447     (23,020)         237,427           265,920       (22,658)     243,262
       ----------------------------------------------------------------------------------------------------------------------
       Total liabilities and
         shareholders' equity    $ 383,707   $ (20,497)       $ 363,210         $ 371,650     $ (19,880)   $ 351,770
       ----------------------------------------------------------------------------------------------------------------------


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------




       Reconciliation of Net (Loss) Income

                                                                   Three months ended             Nine months ended
                                                                 June 30,       June 30,        June 30,      June 30,
                                                                    2005         2004             2005          2004
       --------------------------------------------------------------------------------------------------------------------

       Net (loss) income, U.S. GAAP                              $ (1,874)     $  2,368       $ (4,816)     $  3,139
         Amortization of intangibles (a, d)                          (791)         (786)        (2,368)       (2,360)
         In-process research and development expense (a)            1,251             -          1,251             -
         Income taxes (b)                                             226           268            755           591
         Stock based compensation expense (c)                        (725)            -         (2,542)            -
       --------------------------------------------------------------------------------------------------------------------
       Net (loss) income, Canadian GAAP                          $ (1,913)     $  1,850       $ (7,720)     $  1,370
       Basic (loss) earnings per share, Canadian GAAP            $  (0.11)     $   0.11       $  (0.44)     $   0.08
       --------------------------------------------------------------------------------------------------------------------
       Diluted (loss) earnings per share, Canadian GAAP          $  (0.11)     $   0.10       $  (0.44)     $   0.08
       --------------------------------------------------------------------------------------------------------------------



        Consolidated Statements of Cash Flows


        There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.



        Explanation of U.S. GAAP and Canadian GAAP Differences


        A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

     a. Acquired in-process research and development

        In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For both the three and nine months ended June 30, 2005, acquired in-process research and development expensed under U.S. GAAP was $1,251 ($nil for both the three and nine months ended June 30, 2004).

        This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of earnings, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three and nine months ended June 30, 2005 amortization of acquired in-process research and development charged to the consolidated statements of earnings under Canadian GAAP was $791 and $2,368, respectively ($786 and $2,360 for the three and nine months ended June 30, 2004).

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------




     b. Deferred income taxes related to acquired in-process research and development

        There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development".
        The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended June 30, 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to decrease income tax expense by $226 ($268 for the three months ended June 30, 2004). For the nine months ended June 30, 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to increase income tax recovery by $755 (decrease income tax expense by $591 for the nine months ended June 30, 2004).

     c. Stock-based compensation

        Under U.S. GAAP, companies may choose between the intrinsic value method and fair value method of accounting for stock-based compensation. The Company has elected to account for stock-based compensation using the intrinsic value method in accordance with APB 25 and to disclose the pro forma effect of recording compensation expense under the fair value method. This disclosure can be found in Note 6 to these consolidated financial statements.

        Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants
        (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

        Beginning October 1, 2004, the Company adopted this new recommendation retroactively without restatement of prior periods for Canadian GAAP purposes. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the charge of the fair value of $45,084. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268, recorded as contributed surplus, representing the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

        For the three and nine months ended June 30, 2005 under Canadian GAAP, the Company expensed $725 and $2,542, respectively, representing the fair value of stock options granted to employees. In fiscal 2006, the adoption of the revised SFAS No. 123R will essentially conform the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2005
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


     d. Business combinations

        During January 1998, the Company acquired Andyne Computing Limited ("Andyne") through an exchange of 1,520,406 common shares of the Company, plus a nominal cash amount for fractional shares, for 8,110,000 outstanding shares and stock options of Andyne. Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital. In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.


     e. Investment tax credits

        Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended June 30, 2005, this difference resulted in a decrease in loss before income taxes of $600 with a corresponding increase in the income tax expense under Canadian GAAP (increase income before income taxes by $525 with a corresponding increase in the income tax expense for the three months ended June 30, 2004). For the nine months ended June 30, 2005, the impact of this difference was to decrease the loss before income taxes by $1,725 with a corresponding decrease in the income tax recovery under Canadian GAAP (increase income before income taxes by $1,575 with a corresponding increase in the income tax expense for the nine months ended June 30, 2004). This opposing treatment of investment tax credits did not result in any differences in net (loss) income for the three and nine months ended June 30, 2005 and 2004.

                                                                     DOCUMENT 6

                                 Form 52-109FT2
                        Certification of Interim Filings


I, A. Barry Litwin as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ A. Barry Litwin
--------------------------------------
President and Chief Executive Officer

                                 Form 52-109FT2
                        Certification of Interim Filings


I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - December 28, 2005





/s/ Inder P.S. Duggal
---------------------------
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HUMMINGBIRD LTD.
                                      -----------------------------------------
                                                   (Registrant)

Date:    December 30, 2005            By:  /S/ INDER DUGGAL
         ----------------------            ------------------------------------
                                           Name:    Inder P.S. Duggal
                                           Title:   Chief Financial Officer,
                                                    Secretary and Treasurer